Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated
July 7, 2025 and the Prospectus dated May 1, 2025
Registration No. 333-286885

W. P. CAREY INC.

Pricing Term Sheet

$400,000,000 4.650% Senior Notes due 2030

Issuer:	W. P. Carey Inc.
Expected Ratings (Moody’s / S&P)*:	Baa1 / BBB+
Security Type:	Senior Unsecured Notes
Pricing Date:	July 7, 2025
Settlement Date:	July 10, 2025 (T+3); Under Rule 15c6-1 under the Securities Exchange Act, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the first business day preceding the closing date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.
Stated Maturity Date:	July 15, 2030
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2026
Principal Amount:	$400,000,000
Benchmark Treasury:	UST 3.875% due June 30, 2030
Benchmark Treasury Price / Yield:	99-20 ¼ / 3.957%
Spread to Benchmark Treasury:	+90 bps
Yield to Maturity:	4.857%
Coupon:	4.650% per year
Public Offering Price:	99.088% of the principal amount
Optional Redemption:
Make-Whole	Prior to June 15, 2030, at the Treasury Rate (as defined in the preliminary prospectus supplement) plus 15 basis points
Call: Par Call:	On or after June 15, 2030
Denominations:	$2,000 x $1,000
CUSIP / ISIN:	92936U AN9 / US92936UAN90
Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. Scotia Capital (USA) Inc. Mizuho Securities USA LLC
Senior Co-Managers:	BBVA Securities Inc. PNC Capital Markets LLC Regions Securities LLC SMBC Nikko Securities America, Inc.
Co-Manager:	Citizens JMP Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independently of any other security rating.

No PRIIPs KID – No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the EEA.

No UK PRIIPs KID – No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the UK.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you make an investment decision, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC, including the prospectus supplement relating to the notes, for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement relating to the notes if you request it by contacting Wells Fargo Securities, LLC toll-free at 1-800-645-3751, BofA Securities, Inc. toll-free at 1-800-294-1322 or Scotia Capital (USA) Inc. toll free at 1-800-372-3930.